SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32587

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 31, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on April 25, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Tax Exempt Municipal Trust [File No. 811-02551]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On September 3, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on February 22, 2017.

Applicant's Address: 18925 Base Camp Road, Suite 203, Monument, Colorado 80132.

Tortoise MLP Growth Fund, Inc. [File No. 811-22776]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on February 27, 2017.

Applicant's Address: 11550 Ash Street, Suite 300, Leawood, Kansas 66211.

Brookfield Mortgage Opportunity Income Fund Inc. [File No. 811-22773]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Brookfield Real Assets Income Fund Inc. and, on December 12, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $778,720 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 7, 2017.

Applicant's Address: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281.

Brookfield High Income Fund Inc. [File No. 811-08795]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Brookfield Real Assets Income Fund Inc. and, on December 12, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $386,068 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 7, 2017.

Applicant's Address: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281.

Brookfield Total Return Fund Inc. [File No. 811-05820]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Brookfield Real Assets Income Fund Inc. and, on December 12, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $604,887 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 7, 2017.

Applicant's Address: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281.

Schroder Capital Funds (Delaware) [File No. 811-01911]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Hartford Mutual Funds II, Inc. and, on October 21, 2016, made a final distribution to its shareholders based on net asset value. Expenses of approximately $143,531 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on February 9, 2017 and amended on March 13, 2017.

Applicant's Address: 875 Third Avenue, 22nd Floor, New York, New York 10022.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary